Function (X) Inc.
159 East 70th Street
New York, NY 10021

April 15, 2011
VIA EDGAR

Mark P. Shuman
Branch Chief – Legal
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Function (X) Inc. (formerly Gateway Industries, Inc.)
Form 15
Filed January 12, 2004

Form 10-K submitted February 8, 2011
File No. 000-13803

Dear Mr. Shuman:

On behalf of Function (X) Inc. (“we” or the “Company”), we respond as follows to the Staff’s comment letter dated March 31, 2011 relating to the above-captioned Form 15 and Form 10-K.  Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response to the comment immediately thereafter.

General

1.
We note your response to our comment letter dated February 28, 2011 in which you state that based on a contractual obligation, you voluntarily filed the Form 10-K without being required to file such report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. As it appears that you are a voluntary filer, please amend your Form 10-K for the fiscal year ended December 31, 2010 to check the box indicating that you are not required to file reports pursuant to Section 13 or Section 15 of the Exchange Act.

We have amended our Form 10-K to check the box indicating that we are not required to file reports pursuant to Section 13 or Section 15 of the Exchange Act.

Function (X) Inc.
April 15, 2011

Pursuant to the staff’s request, we hereby acknowledge that:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	the Company has full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mitchell J. Nelson
Mitchell J. Nelson
Executive Vice President

cc:	Christopher S. Auguste, Esq.